UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 02, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **NEWS RELEASE – ANGLOGOLD ASHANTI LIMITED TRADING STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2016**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

2 February 2017

NEWS RELEASE

ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2016

AngloGold Ashanti will release results for the year ended 31 December 2016 ("the period") on the Johannesburg Stock Exchange News Service on 21 February 2017.

With reference to the Listings Requirements of the JSE Limited, issuers are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will differ by at least 20% from those of the previous corresponding reporting period.

Shareholders are advised that the Company has reasonable certainty that headline earnings for the period is expected to be between 242% and 262% higher and headline earnings per share ("HEPS") for the period is expected to be between 239% and 256% higher than for the year ended 31 December 2015 ("comparative period"). Headline earnings are expected to be between $104 million and $118 million, with HEPS between 25 cents and 28 cents. Headline loss and headline loss per share for the comparative period were $73 million and 18 cents, respectively.

Basic earnings for the period is expected to be between 164% and 184% higher and basic earnings per share ("EPS") is expected to be between 165% and 185% higher than the comparative period. Basic earnings are expected to be between $54 million and $71 million, with EPS between 13 cents and 17 cents. Basic loss and loss per share for the comparative period were $85 million and 20 cents, respectively.

Full year gold production, total cash costs, all-in-sustaining costs and capital expenditure are all expected to be in line with the guidance contained in the third quarter release of 14 November 2016, as follows:

- Gold production: between 3.60Mozs and 3.65Mozs;
- Total cash costs: between $730/oz and $750/oz;
- All-in-sustaining costs: between $980/oz and $1,010/oz; and
- Capital expenditure: between $790 million and $820 million.

During the period, AngloGold Ashanti settled foreign denominated debt resulting in a recycling of historic foreign exchange losses of $60 million (post-tax) from the Foreign Currency Translation Reserve in the Statement of Changes in Equity to the Income Statement. This amounts to a loss per share of 15 cents. These losses are non-cash in nature and are added back for purposes of the HEPS and adjusted HEPS calculations for the period.

The expected overall increases in headline earnings and basic earnings are primarily due to:

- The higher gold price received, which averaged $1,249/oz for the year compared with $1,158/oz in the comparative period;
- Weaker operating currencies in Argentina, Brazil and South Africa in the current period versus the comparative period;
- Continued focus on cost control across the portfolio of 17 operations in nine countries especially considering the lower grades achieved by the group overall, which resulted in the group having to mine additional volumes to mitigate the drop in production;
- Interest savings after a successful tender offer on 25 September 2015 to repurchase 8.5% bonds maturing 2020 (the "Notes") with an aggregate face value of $779 million; and the redemption of the $471 million remaining Notes on 1 August 2016, resulting in an interest saving in the period of $67 million;
- The positive effect of the translation of the deferred taxation balance in South America of $99 million due to a weaker local currency compared with the same period in 2015; and
- The above increases are partly offset by reduced income from associates and joint ventures during the period of $77 million.

The forecast financial information on which this trading statement is based has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Johannesburg
2 February 2017

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts

Media

Chris Nthite	+27 11 637 6388/+27 83 301 2481
	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031
	sbailey@anglogoldashanti.com
General inquiries	media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031
	sbailey@anglogoldashanti.com
Sabrina Brockman	+1 212 858 7702 / +1 646 379 2555
	sbrockman@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322
	fmgidi@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 02, 2017

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance